UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 11, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE

Sibanye Gold Limited
Reg. 2002/031431/06

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, JAPAN OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAW OR REGULATION

Declaration of information relating to a proposed renounceable Rights Offer of approximately U.S.$1 billion

1.   INTRODUCTION

Westonaria, 11 May 2017: Sibanye shareholders are referred to the announcements released on the stock exchange news service ("SENS") on 25 April 2017, 26 April 2017 and 4 May 2017, confirming the approval of the acquisition by Sibanye (the "Transaction") of the entire issued share capital of Stillwater Mining Company ("Stillwater") by the shareholders of both Sibanye and Stillwater and the successful conclusion of the Transaction.

For purposes of concluding the Transaction, Sibanye obtained, directly and indirectly through its newly formed US merger subsidiary, a U.S.$2.65 billion bridge loan commitment (the "Bridge Facility"). The Transaction was completed on 4 May 2017 and was funded through drawings from the Bridge Facility.

2.   THE RIGHTS OFFER AND ITS PURPOSE

On Tuesday, 25 April 2017, at the Sibanye general meeting, Sibanye shareholders approved resolutions authorising Sibanye, among other things, to raise equity capital by way of a rights offer.

The board of directors of Sibanye (the "Board") is pleased to announce that the Company intends to raise a gross capital amount of approximately U.S.$1.0 billion through a renounceable rights offer (the "Rights Offer") to qualifying Sibanye shareholders, for the purposes of repaying a portion of the Bridge Facility, subject to the satisfaction of the conditions precedent set out in paragraph 4 below.

A further announcement setting out the full terms of and finalisation information regarding the Rights Offer is currently scheduled to be released on Thursday, 18 May 2017, and it is anticipated that a circular relating to, and containing details of, the Rights Offer (the "Rights Offer Circular") will be available on the Sibanye website later that day and will be posted to qualifying Sibanye shareholders on or about Tuesday, 23 May 2017.

All information with regards to the Rights Offer will be available on https://www.sibanyegold.co.za/investors/transactions/stillwater-acquisition/rights-offer.

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*
Cain Farrel (Corporate Secretary) (*Non-Executive)

3.   EXCESS APPLICATIONS

Qualifying Sibanye shareholders will be entitled to apply for Rights Offer shares in excess of their entitlement. Should there be excess Rights Offer shares available for allocation, these will be allocated to applicants in an equitable manner in accordance with the terms set forth in the Rights Offer Circular.

4.   CONDITIONS PRECEDENT

The implementation of the Rights Offer is subject to the fulfilment of the following conditions precedent:
•   approval by the JSE Limited ("JSE") of the Rights Offer Circular;
•   approval by the JSE of the Company's application for the listing of Letters of Allocation in respect of the Rights Offer and of the Company's application for the listing of the Rights Offer shares on the exchange operated by the JSE after closing of the Rights Offer; and
•   any other relevant approvals required by the JSE and the New York Stock Exchange.

5.   SALIENT DATES AND TIMES OF THE RIGHTS OFFER

Subject to the fulfilment of the conditions precedent as set out in paragraph 4 above, the proposed salient dates and times for the Rights Offer are set out below:

	2017
Full terms and finalisation announcement released on SENS	Thursday, 18 May
Rights Offer Circular available on the Sibanye website	Thursday, 18 May
Last day to trade in Sibanye ordinary shares in order to participate in the Rights Offer (cum rights)	Tuesday, 23 May
Rights Offer Circular and Form of Instruction posted to certificated qualifying Shareholders	Tuesday, 23 May
Rights Offer Circular and Form of Instruction, where applicable, posted to dematerialised qualifying Shareholders	Tuesday, 23 May
Sibanye ordinary shares commence trading ex-rights at 09:00 on	Wednesday, 24 May
Listing of and trading in the Letters of Allocation on the exchange operated by the JSE (under Alpha Code SGLN and ISIN ZAE000243572), commences at 09:00 on	Wednesday, 24 May
Letters of Allocation credited to an electronic account held at Computershare Investor Services Proprietary Limited (the "Transfer Secretaries") in respect of certificated qualifying Shareholders	Thursday, 25 May

Record Date for the Rights Offer	Friday, 26 May
Rights Offer opens at 09:00 on	Monday, 29 May
CSDP or broker accounts credited with Letters of Allocation in respect of dematerialised qualifying Shareholders	Monday, 29 May
Last day for trading Letters of Allocation on the exchange operated by the JSE	Tuesday, 6 June
Listing of Rights Offer shares and trading therein on the exchange operated by the JSE commences at 09:00 on	Wednesday, 7 June
Payment to be made and Form of Instruction to be lodged with the Transfer Secretaries by certificated qualifying Shareholders by 12:00 on	Friday, 9 June
Rights Offer closes at 12:00 on	Friday, 9 June
Record Date for the Letters of Allocation	Friday, 9 June
Rights Offer shares issued on or about	Monday, 12 June
Central Securities Depository Participant's ("CSDP") or Broker accounts of dematerialised qualifying Shareholders credited/debited and updated with Rights Offer shares	Monday, 12 June
Share certificates posted to certificated qualifying Shareholders by registered post on or about	Monday, 12 June
Results of the Rights Offer and basis of allocation of excess Rights Offer shares announced on SENS	Monday, 12 June
Results of the Rights Offer and basis of allocation of excess Rights Offer shares published in the South African press	Tuesday, 13 June
Rights Offer shares in respect of successful excess applications (if applicable) issued on or about	Wednesday, 14 June
CSDP or broker accounts of dematerialised qualifying Shareholders credited/debited and updated with Rights Offer shares in respect of successful excess applications (if applicable)	Wednesday, 14 June
Share certificates in respect of successful excess applications (if applicable) posted to certificated qualifying Shareholders by registered post on or about	Wednesday, 14 June

Refund payments made to certificated qualifying	Wednesday, 14 June
Shareholders in respect of unsuccessful excess applications	
(if applicable) on or about	

Notes:

1.   All time references are applicable to Central Africa Time
2.   The dates and times may be changed by Sibanye. Any material change will be announced on SENS.
3.   Sibanye ordinary shares may not be dematerialised or rematerialised between Tuesday 23 May 2017 and Friday, 26 May 2017, both days inclusive.
4.   Dematerialised Shareholders are required to notify their CSDP or Broker of the action they wish to take in respect of their Letters of Allocation in the manner and by the time stipulated in their custody agreements.
5.   CSDPs effect payment in respect of dematerialised Shareholders Rights Offers shares on a delivery versus payment basis.
6.   Any material changes to the dates and times above will be released on SENS.
7.   There will be a separate timetable applicable to the holders of American depositary shares, which will be made available in the prospectus supplement to be filed with the US Securities Exchange Commission and will be made available free of charge at www.sec.gov.

Ends.

Sibanye Investor Relations Contact:

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 (0) 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

NOTICE TO RECIPIENTS
This announcement is not for distribution, directly or indirectly, in or into Australia or Japan or any jurisdiction where to do so would constitute a violation of applicable law or regulation.

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. In this announcement, for example, statements related to expected timings of the rights offer, are forward-looking statements. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, save as required by applicable law.

Prospectus; No Offer or Solicitation

Sibanye has filed a registration statement (including a prospectus) and may file a prospectus supplement with the Securities and Exchange Commission ("SEC") in respect of the Rights Offer. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Sibanye will file and has filed with the SEC for more complete information about Sibanye and the Rights Offer. You may get these documents, when available, for free by visiting EDGAR on the SEC web site at www.sec.gov or by visiting Sibanye's website at www.sibanyegold.co.za. Alternatively, Sibanye, any underwriter or any dealer participating in the Rights Offer will arrange to send you the registration statement, prospectus and prospectus supplement, when available, if you request it by calling toll-free (800) 322-2885 or by e-mailing rightsoffer@mackenziepartners.com. This announcement is for information purposes only and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction. Any securities referred to herein that are being offered outside of the United States have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 11, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer